06050676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2005 (MM/DD/YY) AND ENDING 9/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Frazer Lanier Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Water Street
(No. and Street)

Montgomery (City) Alabama (State) 36104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan S. Waldrop (334) 265-8483
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson Thornton & Co., P.C.
(Name – *if individual, state last, first, middle name*)

200 Commerce Street (Address) Montgomery (City) Alabama (State) 36104 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED NOV 28 2006 WASH, D.C. 151

PROCESSED DEC 07 2006 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifford A. Lanier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Frazer Lanier Company, Incorporated, as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer and Chairman

Title

Melissa T Boyle

Notary Public

MELISSA T. BOYLE
NOTARY PUBLIC
STATE OF ALABAMA
MY COMMISSION EXPIRES JUNE 15, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE FRAZER LANIER COMPANY, INCORPORATED

SEPTEMBER 30, 2006

FINANCIAL STATEMENTS

THE FRAZER LANIER COMPANY, INCORPORATED
MONTGOMERY, ALABAMA

INDEX

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com

MONTGOMERY, ALABAMA

Dothan
Prattville
Wetumpka

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

We have audited the accompanying statements of financial condition of The Frazer Lanier Company, Incorporated as of September 30, 2006 and 2005 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Frazer Lanier Company, Incorporated as of September 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Jackson Thornton & Co. PC

Montgomery, Alabama
October 26, 2006

A PROFESSIONAL CORPORATION CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2006 AND 2005

ASSETS

	2006	2005
Cash	$1,901,635	$1,889,861
Receivables:		
Customers	19,872	
Officers and employees	42,070	28,025
Underwriting fees and profit	125,005	106,660
Other	422,957	16,355
Notes receivable - officers and employees	2,755,275	2,813,068
Securities owned, at market:		
State and municipal obligations	14,757	
Stock	2,787,800	2,631,182
Property and equipment, net	344,325	228,502
Other assets	25,933	23,346
Total assets	$8,439,629	$7,736,999

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Liabilities:		
Accounts payable and accrued liabilities	$3,008,910	$2,530,636
Deferred income taxes	990,000	923,000
Total liabilities	3,998,910	3,453,636
Stockholders' equity:		
Common stock:		
Class A, voting, $1 par value; authorized 3,000 shares, 2,872 shares issued; 2,390 shares outstanding	2,872	2,872
Class B, nonvoting, $1 par value; authorized 1,000 shares, 550 shares issued; 321 shares outstanding	550	550
Additional paid-in capital	433,861	433,861
Retained earnings	4,758,681	4,601,325
Less: Common stock in treasury, 711 shares at cost	755,245	755,245
Total stockholders' equity	4,440,719	4,283,363
Total liabilities and stockholders' equity	$8,439,629	$7,736,999

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK
Balance at September 30, 2004	$ 3,422	$ 433,861	$ 4,587,171	$ (755,245)
Net income for year ended September 30, 2005			14,154	
Balance at September 30, 2005	3,422	433,861	4,601,325	(755,245)
Net income for year ended September 30, 2006			157,356	
Balance at September 30, 2006	$ 3,422	$ 433,861	$ 4,758,681	$ (755,245)

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
REVENUE:		
Underwriting transactions	$4,688,802	$3,391,741
Advisory fees	1,866,841	1,545,619
Gain on principal transactions:		
Realized	2,095	1,094
Unrealized	156,739	149,024
Interest	155,147	145,601
Other income	71,665	67,545
Total revenue	6,941,289	5,300,624
EXPENSES:		
Employee compensation and benefits	5,625,519	4,132,114
Communications	64,866	67,866
Occupancy and equipment costs	409,217	369,089
Promotional costs	292,246	293,654
Interest expense	12,806	8,182
Regulatory fees and expense	20,073	21,743
Other expenses	242,742	353,968
Total expenses	6,667,469	5,246,616
INCOME BEFORE INCOME TAXES	273,820	54,008
PROVISION FOR INCOME TAXES	116,464	39,854
NET INCOME	$ 157,356	$ 14,154

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005
Increase (Decrease) in Cash

	2006	2005
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:		
Net income	$ 157,356	$ 14,154
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization	78,703	36,201
(Increase) decrease in accrued interest income	1,190	(2,510)
Unrealized gain on securities	(156,739)	(149,024)
Provision for deferred tax expense	67,000	38,000
(Increase) decrease in receivables	(444,818)	5,669
Increase in securities inventory	(14,757)	
(Increase) decrease in other assets	(2,587)	5,704
Increase in accounts payable and accrued expenses	478,395	318,423
Net cash from operating activities	163,743	266,617
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:		
Principal amounts received on notes receivable, net	57,793	60,000
Purchases of equipment	(194,526)	(122,081)
Advances to officers, net	(15,236)	(101,577)
Net cash used for investing activities	(151,969)	(163,658)
NET INCREASE IN CASH	11,774	102,959
CASH AT BEGINNING OF YEAR	1,889,861	1,786,902
CASH AT END OF YEAR	$ 1,901,635	$ 1,889,861
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:		
Cash paid during the year for:		
Interest	$ 12,806	$ 8,182
Income taxes	1,854	$ 31,020

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. At September 30, 2006, the Company has a cash balance of approximately $1,263,000 that is uninsured. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts receivable - Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Securities transactions - The Company records securities transactions and recognizes related revenues on a trade date basis.

Securities - The Company carries all marketable securities at market values with applicable provision for deferred income taxes. Securities held at September 30, 2006 and 2005 consist of the common stock of a bank holding company.

Depreciation - Depreciation of furniture and equipment is computed principally by accelerated methods for both financial reporting purposes and income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation on assets are indicated below:

Leasehold improvements	5 - 31 years
Furniture and office equipment	5 - 7 years
Automobiles	5 years
Airplane	5 years

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes primarily related to the differences between the basis of marketable securities for financial reporting and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets are sold.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - PROPERTY AND EQUIPMENT:
Furniture, equipment and leasehold improvements consist of the following:

	2006	2005
Leasehold improvements	$ 32,917	$ 20,076
Furniture and office equipment	413,374	413,373
Automobiles	188,757	188,757
Airplane	559,210	377,525
	1,194,258	999,731
Less: Accumulated depreciation and amortization	849,933	771,229
Totals	$ 344,325	$228,502

NOTE 3 - LINE OF CREDIT - BANK:
The Company has a $600,000 line of credit with Regions Bank under which no draws were outstanding at September 30, 2006. The variable rate line of credit bears interest at the commercial base rate. The effective rate at September 30, 2006 was 8.25%. The line of credit is secured by certain Company investment securities and is guaranteed by a stockholder of the Company. The line of credit expires February 13, 2007.

The Company has a $5,000,000 line of credit with the National Bank of South Carolina under which no draws were outstanding at September 30, 2006. The variable rate line of credit bears interest at the Bank's prime floating rate. The effective rate at September 30, 2006 was 8.25%. The line of credit is secured by municipal securities returned to the Bank's Depository Trust Company account. The line of credit expires May 15, 2007.

NOTE 4 - LEASES:
The Company subleases office space from a partnership, of which one partner is a stockholder of the Company. This lease agreement requires future rental payments totaling $140,460 through September 30, 2007. Rental expense amounted to $142,153 and $136,116 for 2006 and 2005, respectively.

NOTE 5 - INCOME TAXES:
Net deferred tax liabilities consist of the following components as of September 30:

	2006	2005
Deferred tax liabilities:		
Marketable securities	$1,063,000	$1,000,000
Deferred tax assets:		
Furniture, equipment and leasehold improvements	(9,000)	(1,000)
Contribution carryforward	(64,000)	(67,000)
Net operating loss carryforward		(9,000)
Net deferred tax liability	$ 990,000	$ 923,000

The provision for corporate income taxes for the years ended September 30 consists of the following:

	2006	2005
Deferred tax provision	$ 67,000	$38,000
Current income taxes:		
Federal	37,015	
State	12,449	1,854
Totals	$116,464	$39,854

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the year ended September 30, 2006 primarily due to nondeductible expenses.

NOTE 6 - RETIREMENT PLAN:
The Company has a defined contribution retirement plan covering substantially all employees. Contributions to the plan are authorized by the Board of Directors at its discretion. The Company's retirement expense was $257,589 and $223,460 for the years ended September 30, 2006 and 2005, respectively.

NOTE 7 - NET CAPITAL REQUIREMENT:
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company has net capital and net capital requirements of $585,827 and $250,000 at September 30, 2006 and $550,445 and $250,000 at September 30, 2005, respectively. The Company's percentage of aggregate indebtedness to net capital was 514% at September 30, 2006 and 460% at September 30, 2005. The ratio of aggregate indebtedness to net capital may not exceed 1500%. The net capital rules may effectively restrict the payment of cash dividends.

NOTE 8 - RECEIVABLES FROM RELATED PARTIES:
At September 30, 2006, receivables and notes receivable include $2,797,345 from officers and employees. This amount includes a $2,670,000 note receivable from one officer. The note has scheduled annual principal payments of $45,000 plus interest at 4.75% through September 30, 2013, with the balance due October 1, 2014. The interest earned on related party receivables during the year ended September 30, 2006 was $135,971.

At September 30, 2005, receivables and notes receivable include $2,841,092 from officers and employees. This amount includes a $2,715,000 note receivable from one officer. The note has scheduled annual principal payments of $45,000 plus interest at 4.75% through September 30, 2013, with the balance due October 1, 2014. The interest earned on related party receivables during the year ended September 30, 2005 was $137,376.

NOTE 9 - CONCENTRATIONS OF CREDIT RISK:
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com

MONTGOMERY, ALABAMA

Dothan

Prattville

Wetumpka

AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson Thornton & Co. PC

Montgomery, Alabama
October 26, 2006

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF REVENUE
FOR THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
UNDERWRITING AND FEE INCOME:		
Profit on underwriting transactions	$ 4,688,802	$ 3,391,741
Fee income	1,866,841	1,545,619
Total underwriting and fee income	6,555,643	4,937,360
GAIN (LOSS) ON PRINCIPAL TRANSACTIONS:		
Realized	2,095	1,094
Unrealized	156,739	149,024
Total gains on principal transactions	158,834	150,118
INTEREST:		
Alabama securities	487	5,140
Short-term investments	19,075	3,085
Other	135,585	137,376
Total interest	155,147	145,601
OTHER INCOME:		
Loss on disposition of assets		
Dividend income	71,665	67,545
Total other income	71,665	67,545
Total revenue	$ 6,941,289	$ 5,300,624

See Auditors' Report on supplementary information.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF EXPENSES
FOR THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
EMPLOYEE COMPENSATION AND BENEFITS:		
Salaries:		
Senior officers	$1,824,244	$ 999,815
Other	338,830	274,545
Registered representatives	2,939,026	2,404,252
Payroll taxes	160,894	148,752
Miscellaneous employee benefits	362,525	304,750
	5,625,519	4,132,114
COMMUNICATIONS:		
Stationery and office supplies	14,873	14,041
Postage and mail expenses	6,848	9,563
Telephone	43,145	44,262
	64,866	67,866
OCCUPANCY AND EQUIPMENT COSTS:		
Rent and utilities	154,187	148,370
Depreciation and amortization	78,703	36,201
Maintenance and repairs	2,796	8,363
Insurance	52,047	49,500
Equipment rentals	16,584	29,239
Computer service bureau	104,900	97,416
	409,217	369,089
PROMOTIONAL COSTS:		
Advertising	3,717	10,006
Entertainment and meals	53,523	70,797
Dues	31,800	25,002
Sales literature and periodicals	11,655	17,196
Travel	191,323	170,429
Miscellaneous selling expense	228	224
	292,246	293,654
INTEREST EXPENSE	12,806	8,182
REGULATORY FEES AND EXPENSES:		
Assessments and dues	20,073	21,743
OTHER EXPENSES:		
Bank charges, net of clearance fees	26,099	27,110
Contributions	43,513	67,157
Conventions and meetings	22,609	24,190
Miscellaneous general expense	57,038	85,492
Professional fees	79,686	134,522
Taxes and licenses	13,797	15,497
	242,742	353,968
Total expenses	$6,667,469	$5,246,616

See Auditors' Report on supplementary information.

THE FRAZER LANIER COMPANY, INCORPORATED

MONTGOMERY, ALABAMA

SEPTEMBER 30, 2006

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com

MONTGOMERY, ALABAMA

Dothan

Prattville

Wetumpka

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

In planning and performing our audit of the financial statements of The Frazer Lanier Company, Incorporated (the Company) for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Frazer Lanier Company, Incorporated, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jackson Thornton & Co. PC

Montgomery, Alabama
October 26, 2006